News Release

Brascan Enters Into a Definitive Agreement with Weyerhaeuser to Acquire BC Coastal Assets

Toronto, CANADA, February 18, 2005 – Brascan Corporation (NYSE: BNN, TSX: BNN.LV.A) today announced that it has entered into a definitive agreement with Weyerhaeuser Company (NYSE:WY) to acquire Weyerhaeuser’s British Columbia coastal business for approximately C$1.2 billion plus working capital. Under the terms of the agreement, Brascan will acquire:

      •       635,000 acres of freehold timberlands in the coastal region of British Columbia.

      •       five saw mills, two remanufacturing facilities and 3.6 million m3 of associated annual Crown harvest rights.

“This acquisition provides Brascan with a unique opportunity to acquire some of the highest quality timberlands in North America, furthering Brascan’s strategy of investing in high quality assets that generate long term, sustainable cash flows and increase in value over time”, commented Bruce Flatt, President and CEO of Brascan Corporation. “This transaction also enables Brascan to further expand its asset management activities by partnering with institutional investors in the ownership of these operations. Timber assets have been recognized by institutional investors as a very attractive asset class and we have received considerable interest from prospective partners to participate in this investment with us.”

Brascan currently controls 1.4 million acres of timberland in Maine, New Brunswick and Brazil, and has over 30 years of experience operating within the timber sector.

This transaction is expected to close in the second quarter of 2005, subject to receipt of regulatory approvals.

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Brascan Corporation is an asset management company. With a focus on property, power and infrastructure assets, the company has direct investments of $20 billion and a further $8 billion of assets under management. This includes 70 premier office properties and 120 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbols BNN and BNN.LV.A respectively. For more information, please visit our web site at www.brascancorp.com

Contact:

Katherine C. Vyse
SVP, Investor Relations and Communications
Tel: 416-369-8246
Email: kvyse@brascancorp.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.